BANCO ITAU HOLDING FINANCEIRA S.A.
CNPJ. 60.872.504/0001-23                                       NIRE. 35300010230
                             Publicly Listed Company

                      MEETING OF THE ADMINISTRATIVE COUNCIL
                                  OF MAY 3 2004

         On May 3 2004, at 2:30 p.m., with the legal quorum present, the Administrative Council of BANCO ITAU HOLDING FINANCEIRA S.A., met at its principal place of business, under the chairmanship of Dr. Olavo Egydio Setubal for the purpose of examining the first quarter 2004 financial statements, on which the Fiscal Council has already opined favorably pursuant to article 163, VI of Law 6404/76.

         After due examination of the said documentation, the councilors unanimously approved the financial statements for the first quarter 2004, authorizing publication through their release to the Brazilian Security and Exchange Commission (Comissao de Valores Mobiliarios) and the Stock Exchanges.

         At the proposal of the Council Member, Carlos da Camara Pestana, the Administrative Council approved a vote of recognition and commendation of Roberto Setubal be recorded in the minutes. Roberto Setubal is a member of this Administrative Council and completed ten years in the position of Chief Executive Officer on March 30 2004, in this period making a notable contribution to the technical improvement, enhanced financial solidity and expansion of the activities of Banco Itau, both with respect to its accelerated organic growth, as well as in the complex, but fruitful, consolidation negotiations which have been critical in expanding our operational base. Commendation is even further merited given Itau's standing in the external market under Roberto Setubal's presidency, the Bank, based on its profitability and efficiency ratios having become the leader in performance in the Brazilian banking system, and ranked as the best bank in Brazil and in Latin America as a whole.

         All items on the agenda having been concluded, the Chairman requested the transcription of these minutes, which having been read and approved were signed by all, the meeting being declared closed. Sao Paulo-SP, May 3 2004. (signed) Olavo Egydio Setubal - Chairman; Jose Carlos Moraes Abreu, Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal - Vice-Chairmen; Alcides Lopes Tapias, Carlos da Camara Pestana, Fernao Carlos Botelho Bracher, Henri Penchas, Maria de Lourdes Egydio Villela, Persio Arida, Roberto Teixeira da Costa, Sergio Silva de Freitas and Tereza Cristina Grossi Togni - Council Members.


                                                        ALFREDO EGYDIO SETUBAL

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BANCO ITAU HOLDING FINANCEIRA S.A.                                         fls.2
Meeting of the Administrative Council of 5.3.2004

                                                     Investor Relations Director